SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 29, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated January 29, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   January 29, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE Alternext US LLC:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - January 29, 2009

Tanzanian Royalty Concludes Definitive Agreement

For Mwadui Diamond Project With Kazakh-Funded Company

Tanzanian Royalty is pleased to announce the signing of a Royalty Agreement with Kazakh Africa Mining Ltd. for its 21 Mwadui Project Area diamond licenses in the Lake Victoria Greenstone Belt of Tanzania.

Two of Kazakh Africa’s directors hold prominent positions with the Almatyenergoservice Ltd., a Kazakhstan-based energy company. Kazakhstan is the largest of the former Soviet republics after Russia and it possesses enormous fossil fuel reserves. Its industrial sector relies heavily on the extraction and processing of natural resources.

The world famous Williamson diamond mine, which hosts the Mwadui kimberlite, the largest, economic diamondiferous kimberlite ever discovered, is centrally located within the Mwadui Project Area.

According to Tanzanian Royalty Chairman and CEO, Jim Sinclair, “The agreement with Kazakh Africa Mining fits strategically into the Company’s strategy of developing business relationships with entrepreneurial-minded, independent thinking, technically competent industry partners who share our vision of the mineral potential in Tanzania.”

“While the business climate in the minerals sector has certainly slowed, we see no concerns expressed by partners about the long term prospects for mineral commodities. The willingness to consummate deals is there, it’s just a question of immediate corporate priorities and, of course, timing,” he emphasized.

“We are especially interested in doing business with emerging economies whose leaders think longer term and where industrialization programs have been put into place that are unencumbered by high risk, short term, politically expedient policies that are so pervasive in the West. In my opinion, these type alliances will be the gold standard by which players in our market segment will be measured in the years ahead.”

The Mwadui licenses are known to host alluvial gravels whose economic potential will be evaluated by Kazakh Africa Mining in future work programs. Alluvial diamonds accumulate in gravels because of their inert chemical nature, their hardness, and their relatively high specific gravity. The type of diamond deposits that dominate the Mwadui area fall into the alluvial variety. Geologists believe these deposits were likely concentrated by the weathering and erosion of the Mwadui and its satellite kimberlite pipes.

Kazakh Africa Mining can acquire a 100% interest on the licenses by fulfilling various Option payments whereby Tanzanian Royalty will then receive a GORR (Gross Overriding Royalty) of 1.5% on all diamonds sold.

Respectfully Submitted,

“James E.Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.